UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35497 / March 14, 2025

In the Matter of

iDirect Private Markets Fund
iCapital Registered Fund Adviser LLC
iCapital Markets LLC
60 East 42nd Street
26th Floor
New York, NY 10165

(812-15587)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), AND 18(i) OF THE ACT,
AND UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION
FROM RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC
filed an application on June 11, 2024, and an amendment to the application on October 2, 2024,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act; under sections 6(c) and 23(c) of
the Act granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of
the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares with varying sales loads
and to impose asset-based distribution and/or service fees.

On February 21, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35474). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC (File No. 812-15587),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A Countryman,

Secretary.